82-3023

GOLDEN HOPE MINES LIMITED

Suite 1320
4 King Street West
Toronto, Ontario, M5H 1B6

03 MAR 17 AM 7:21

03007826

March 6, 2003

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

SUPPL

Dear Sirs:

Reference: Golden Hope Mines Limited – File No. ~~82-4991~~

Please find attached copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canada StockWatch and Market News.

Yours very truly,

GOLDEN HOPE MINES LIMITED

Debra Chapman
Assistant Secretary

/dc

Encl.

PROCESSED
APR 10 2003
THOMSON
FINANCIAL

dw 4/7

GOLDEN HOPE MINES LIMITED

Suite 1320
4 King Street West
Toronto, Ontario, M5H 1B6

File No. 82-4991

NEWS RELEASE

TSX Trading Symbol: YGH.V
S.E.C. Exemption: 12(g)3-2(b)

March 6, 2003

EXPLORATION DRILLING IN PROGRESS

Diamond drilling has commenced on the Bellechasse Property of Golden Hope Mines Limited in the Eastern Townships, south of Quebec City, Quebec. The initial drill holes will explore untested anomalous conditions indicative of possible underlying gold occurrences peripheral to the established Bellechasse Deposit.

The Bellechasse Deposit is a partially defined concentration of gold mineralization exposed by stripping over an area approximately 600 feet by 600 feet. Further definition work on the deposit consisting of bulk sampling and large core drilling is scheduled for the summer of 2003.

ON BEHALF OF THE BOARD

"Debra Chapman"

Debra Chapman
Assistant Secretary

For further information, please contact Peter H. Smith, Ph.D., P.Eng., at: 514-481-3172.